                      TWC Holding LLC
                      TWC Holding Corp.
                      10825 Kenwood Road
                      Cincinnati, Ohio 42542
                      June 14, 2005

VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Carmen Moncada-Terry

Re:	TWC Holding LLC and TWC Holding Corp. Registration Statement No. 333-124826

Dear Ms. Moncada-Terry:

        Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 4:00 p.m. on June 16, 2005 or as soon as practicable thereafter.

        Please notify Daniel H. Chakrin, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2404 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

TWC HOLDING LLC
By:	The Veritas Capital Fund II, L.P., Managing Member By: Veritas Capital Management II, L.L.C., its General Partner
By:	/s/ ROBERT B. MCKEON Name: Robert B. McKeon Title: Member
TWC HOLDING CORP.
By:	/s/ MICHAEL M. THOMPSON Name: Michael M. Thompson Title: President and Chief Executive Officer